Exhibit 99.1

MEDIA RELEASE FOR IMMEDIATE RELEASE

InterOil Announces Positive Q3 Results

Well-positioned for company’s most active year

•	Elk-Antelope appraisal progresses
•	Notified DPE of discovery at Raptor-1
•	Bobcat-1 logging under way
•	$754 million in liquidity

Singapore and Port Moresby, November 14, 2014: InterOil Corporation (NYSE: IOC; POMSoX: IOC) today announced financial results for the third quarter of 2014.

InterOil’s Chief Executive, Dr Michael Hession, said the company continued its focus on developing the Elk-Antelope gas field and executing its drilling program.

“Papua New Guinea is emerging as one of the world’s most exciting new energy plays with Elk-Antelope having the potential to be one of the lowest-cost, most profitable LNG projects in the world,” Dr Hession said.

“Our focus continues to be on creating value from Elk-Antelope.

“With our drilling program, the biggest in Papua New Guinea’s history, we are adding value through exploration success and we continue our disciplined and methodical approach to high-grading our exploration portfolio.

“As we move into the most active year in our history, we are funded and focused to extract maximum value from our first-class assets.”

Operational Update

On July 14, 2014, InterOil announced the suspension of drilling at Wahoo-1 in PPL474 after encountering gas and higher-than-expected pressures that could compromise rig safety.

Significant concentrations of methane, ethane, propane and butane had been recorded, and were believed to be entering the well bore from permeable zones above the predicted reservoir zone.

InterOil plans to resume operations in 2015 after a detailed review of well engineering, equipment and options, and after regulatory approval of its revised plans.

On September 16, 2014, the Antelope-4 appraisal well was spudded in PRL15, marking the commencement of the final phase of Elk-Antelope appraisal.

In addition to acquiring new seismic over the southern portion of Elk-Antelope, the company has re-processed seismic data over Elk-Antelope and is using the combined data set to revise resources modelling in preparation for development work on the field.

InterOil Corporation

Winsland House II, 163 Penang Road #06-02, Singapore 238463

T: +65 6507 0200 F: +65 6507 0201 W: www.interoil.com

This work is complementing studies by the PRL15 joint venture for development options for Elk-Antelope ahead of concept selection.

On November 6, 2014, gas and condensate were flared during testing at Raptor-1, an exploration well in PPL475.

Consequently, the company today notified the PNG Department of Petroleum and Energy of a discovery at Raptor-1.

The company is now planning to appraise the accumulation through additional seismic, followed by appraisal drilling and comprehensive long-term testing in 2015.

In the week of November 10, 2014, Bobcat-1 in PPL476 was drilled to a final total depth of 3,208 meters after intersecting an interval of about 320 meters of Kapau limestone.

Wireline logging operations are currently underway to determine the presence of hydrocarbons.

Financial Update

The company’s net loss for the quarter ended September 30, 2014 was $16.9 million, compared with a net loss of $6.3 million for the corresponding quarter in 2013.

Net profit for the nine months ended September 30, 2014, was $353.9 million, compared with a net loss of $15.5 million for the corresponding period in 2013.

This increase in profit by $369.5 million was driven primarily by the sale of an interest in PRL15 to Total S.A. and the sale of the refinery and downstream businesses to Puma Energy.

At September 30, 2014, total liquidity available to the company was approximately $754.3 million, which included cash, cash equivalents and net receivables of $454.3 million.

The company also has access to an undrawn $300 million credit facility led by Credit Suisse and repayable in December 2015.

In the three months to September 30, 2014, the company’s total expenditure was $130.3 million.

This included $55.9 million for net exploration costs, $41.7 million for the company’s share buyback and $32.7 million for other costs including preparation for appraisal wells, seismic activity, equipment purchases, drilling inventory and corporate costs.

InterOil’s share of net capital expenditure for the company’s three exploration wells in the quarter ended September 30, 2014, was $55.9 million, of which $27.3 million was for Raptor-1, $7.0 million for Wahoo-1 and $21.6 million for Bobcat-1.

InterOil’s share of total net expenditure for the first nine months of 2014 for all three exploration wells was $150.9 million.

The company expects its capital expenditure on drilling to reduce significantly in 2015 as it moves from exploration to appraisal drilling.

InterOil has a carry from Total on drilling costs associated with Antelope appraisal wells.

Conference Call Information

The full text of the media release and accompanying financials are available on the company’s website at www.interoil.com.

A conference call will be held on November 14, 2014 at 8am US Eastern time (9pm Singapore) to discuss the results and the company’s outlook.

The conference call can be heard through a live audio web cast on the company’s website at www.interoil.com or accessed by dialing (800) 230-1074 in the US, or +1 (612) 288-0340 from outside the US.

A replay of the broadcast will be available soon afterwards on the website.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters Financial Statements

Quarters ended ($ thousands except per share data)	2014			2013				2012
	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31
Total revenues	10,749	13,689	1,903	712	617	831	602	8,188
EBITDA (1)	(12,135)	(10,252)	316,949	(27,272)	(99)	(11,293)	(5,138)	(22,452)
Net (loss)/profit	(16,931)	52,266	318,637	(24,812)	(6,318)	(13,230)	4,003	(3,732)
From continuing operations	(14,622)	(15,764)	310,825	(32,024)	(3,555)	(15,240)	(8,096)	(27,512)
From discontinued operations	(2,309)	68,030	7,812	7,212	(2,763)	2,010	12,099	23,780
Basic (loss)/earnings per share	(0.34)	1.05	6.46	(0.50)	(0.13)	(0.27)	0.08	(0.08)
From continuing operations	(0.29)	(0.31)	6.30	(0.65)	(0.07)	(0.31)	(0.17)	(0.57)
From discontinued operations	(0.05)	1.36	0.16	0.15	(0.06)	0.04	0.25	0.49
Diluted (loss)/earnings per share	(0.34)	1.05	6.38	(0.50)	(0.13)	(0.27)	0.08	(0.09)
From continuing operations	(0.29)	(0.31)	6.22	(0.65)	(0.07)	(0.31)	(0.17)	(0.57)
From discontinued operations	(0.05)	1.36	0.16	0.15	(0.06)	0.04	0.25	0.48

(1) EBITDA is a non-GAAP measure and is reconciled to IFRS under the heading “Non-GAAP Measures and Reconciliation”.

___________________________________

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Meg LaSalle Investor Relations Coordinator
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 281 292 1800 E: meg.lasalle@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse Vice President Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 6507 0222 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur are forward-looking statements. These statements, which include statements as to planning for or the timing of the proposed LNG project and future exploration, are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given, however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to several assumptions, risks and uncertainties, many of which are beyond the company’s control, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include risks discussed in the company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company’s Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, Papua New Guinea has no established market for natural gas or gas condensate and the company can make no guarantee that gas or gas condensate from the Elk-Antelope field will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

– ENDS –